Exhibit 99.1

VASOGEN INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MAY 27, 2009

Final Report On Attendance

We are pleased to report that there are 131 Shareholders holding 15,140,602 Common Shares represented in person or by proxy at this meeting.

This represents 67.23% of the 22,519,737 issued and outstanding Common Shares.

Dated this 27th day of May, 2009.

CIBC MELLON TRUST COMPANY

/s/ Christopher de Lima
Christopher de Lima

/s/ Anoosheh Farzanegan
Anoosheh Farzanegan